Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Twelve Months Ended June 30, 2002	Year Ended December 31,
	2002	2001		2001	2000	1999	1998	1997
	(dollars in thousands)
Income (loss) before provision for income taxes and extraordinary item	$13,648	$17,548	$49,625	$53,525	$51,129	$43,497	$8,305	$(89,894)
Interest incurred	11,225	11,191	21,942	21,908	26,012	24,500	31,475	32,970
Less interest capitalized	(11,225)	(10,964)	(21,942)	(21,681)	(20,455)	(18,347)	(22,261)	(25,158)
Amortization of capitalized interest included in cost of sales	9,849	7,983	22,403	20,537	21,373	23,771	27,899	23,760
Cash distributions of income from unconsolidated joint ventures	12,128	10,666	19,866	18,404	24,865	7,604	—	—
Less equity in income of unconsolidated joint ventures	(5,508)	(7,298)	(20,594)	(22,384)	(24,416)	(17,859)	(3,499)	—

Earnings	$30,117	$29,126	$71,300	$70,309	$78,508	$63,166	$41,919	$(58,322)

Interest incurred
Interest expensed	$—	$227	$—	$227	$5,557	$6,153	$9,214	$7,812
Interest capitalized	11,225	10,964	21,942	21,681	20,455	18,347	22,261	25,158

Fixed Charges	$11,225	$11,191	$21,942	$21,908	$26,012	$24,500	$31,475	$32,970

Ratio of Earnings to Fixed Charges	2.68x	2.60x	3.25x	3.21x	3.02x	2.58x	1.33x	N/A

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